Oppenheimer California Tax-Exempt Fund
            Annual Report December 31, 1993




(FULL PAGE COVER PHOTO: COUPLE ON PARK BENCH)



(OPPENHEIMER FUNDS(R) LOGO)


"With today's higher taxes, we worried
that the income from our investments wouldn't be enough.
"This Fund has given us what we need--
tax-free income.
"We can keep more of what we earn,
while our investment helps build California."

Fund Facts

Six Facts Every Shareholder Should Know About
Oppenheimer California Tax-Exempt Fund

1 The Fund seeks high current income exempt from federal and California state income taxes. It invests principally in California municipal securities rated within the four highest credit rating categories.

2 During the past twelve months, dividends and capital gain distributions paid per Class A share totaled $0.720. For Class B shares, that figure for the eight months since inception of the class on May 1, 1993, totaled $0.433.

3 The standardized yields for the 30 days ended December 31, 1993 were 5.32% for Class A shares, and 5.01% for Class B shares.(1)

4 Under the new, higher federal tax rates, the value of tax-free income has increased. The table shows the taxable equivalent yield required to match the Fund's current yield for the new tax brackets.

                                           Here is the taxable equivalent of
                                           the Fund's yield for a California
                                           resident, filing a joint return with
                                           taxable income of:

                           Fund Yield
                           on 12/31/93    $92,000     $150,000     $260,000
             Class A(1)      5.32%          8.50%      9.16%         9.79%
             Class B(1)      5.01%          8.01%      8.63%         9.22%
             This table assumes that an investor's highest effective tax bracket (combined federal and state) applies to the change in taxable income resulting from a switch between taxable and non-taxable investments. A portion of the Fund's distributions may be subject to income taxes. For investors subject to alternative minimum tax, a portion of the Fund's distributions may increase that tax.

5 For the twelve-month period ended December 31, 1993, the Fund's total return at net asset value for Class A shares was 13.26%. Class B shares had a total return at net asset value of 6.66% during the period from their inception on May 1, 1993 to December 31, 1993.(2)

6 "The California municipal bond market performed well during the past year despite a difficult local economy, government budget difficulties and various natural disasters. Because California is the largest municipal bond market in the country, its size and diversity make it very resilient and actually quite stable. Due to the tremendous supply of California issues during the year, yields were higher than the national average. And declining interest rates caused price appreciation in many California municipal bonds. These factors led to strong total returns for Fund shareholders." Portfolio Manager, Robert Patterson, December 31, 1993

In this report:
Answers to three
timely questions
you should ask your
Fund's managers.
* What effect have the increased federal tax rates had on municipal bond markets and the Fund?
* What is the outlook for California's
economic situation and state budget difficulties?
* With interest rates at historically low levels, how has the Fund maintained an attractive yield?

1. Standardized yield is net investment income calculated on a yield to maturity basis for the 30-day period ended 12/31/93, divided by the maximum offering price at the end of the period, compounded semi-annually and then annualized.
2. Based on the change in net asset value per Class A share from 12/31/92 to 12/31/93. The Fund's average annual total returns after deducting the current maximum sales charge of 4.75% per Class A share for the 1- and 5-year periods and since inception of the Fund on 11/1/88 ended 12/31/93 were 7.88%, 9.00%, and 9.00%, respectively. All performance figures assume reinvestment of dividends and capital gains distributions. Total return for Class B shares from 5/1/93 (inception of the Class) and held until 12/31/93 was 1.66%. This reflects the change in value of a hypothetical investment made on 5/1/93 and held until 12/31/93, with all dividends and capital gains distributions reinvested and after applying the contingent deferred sales charge of 5%.
Past performance does not guarantee future results. The principal value and return of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.


2    Oppenheimer California Tax-Exempt Fund

Report to Shareholders

Oppenheimer California Tax-Exempt Fund provided shareholders with competitive tax-free yields during the year ended December 31, 1993. The Fund's standardized yields were 5.32% and 5.01% for Class A and Class B shares, respectively, for the 30 days ended December 31, 1993.(3)

During 1993, the strong California municipal bond market was driven by three key factors: declining interest rates, an increase in federal tax rates and signs of economic improvement. Declining interest rates caused bond prices to appreciate and also led to a record supply of new municipal bond issues used to rebuild infrastructure and meet other obligations. The recent increase in federal tax rates has made municipal bonds even more attractive to investors in higher tax brackets. This demand has increased the value of bonds in the Fund's portfolio.

Despite a later and deeper recession than the rest of the country, there are signs of improvement in California's economy. The state government has made progress in addressing its budget difficulties, which strengthened its ability to meet its financial obligations. This positively affected the Fund's holdings.

In light of these developments, the Fund's strategy for the past year was to stay fully invested in higher quality securities with an emphasis on essential service revenue bonds.(4) Almost half the portfolio is currently invested in AAA-rated bonds. We favor higher quality bonds because they offer more dependable returns relative to lower-rated bonds which provide only slightly higher yields. And with interest rates at low levels, we sought to lock in attractive rates on the portfolio's securities using call protection. This helps us to maintain the income available to the Fund from these investments.

In selecting bonds, your managers diversify the portfolio's holdings by geo-graphic origin and by market sector, with holdings in utilities, transportation and hospitals. Recent purchases included revenue bonds issued by Los Angeles County Transportation Commission.

Going forward, we will continue to seek attractive essential service revenue bonds and undervalued investment grade bonds. We are optimistic that California will continue its economic rebound due to its well diversified resource base and its position as a major world trade center. In addition, California demonstrated its tremendous resiliency in 1993 in the face of several natural disasters. As this letter is being written, we are just learning of the devastating effects of the earthquake that struck the Los Angeles area on January 17. We firmly believe that California will recover from this disaster and continue to experience economic growth.

Our thoughts are with our shareholders who were affected by the recent earthquake and we wish good health and prosperity for all Californians in 1994. We thank you for your continuing confidence in the Fund's management and will do our best to fulfill your need for tax-exempt income.


(Donald W. Spiro)

Donald W. Spiro
President, Oppenheimer California Tax-Exempt Fund
January 21, 1994


3. See footnote 1, page 2.
4. The Fund's portfolio is subject to change.


3    Oppenheimer California Tax-Exempt Fund

Statement of Investments
December 31, 1993

                                                         Ratings: Moody's/
                                                         S&P's/Fitch's        Face          Market Value
                                                         (Unaudited)          Amount        See Note 1
Municipal Bonds and Notes--99.8%

California--94.1%
Alameda County, California Certificates of
Participation, BIG Insured, Prerefunded, 7.25%, 6/1/09   Aaa/AAA              $ 2,500,000    $ 2,991,237

Anaheim, California Public Financing Authority
Tax Allocation Revenue Bonds, Registered
Residual Interest Tax-Exempt Securities,
MBIA Insured, 10.07%, 12/28/18(1)                        Aaa/AAA                3,000,000      3,676,929

California Educational Facilities Authority
Revenue Bonds:
Pepperdine University, MBIA Insured, Prerefunded,
7.20%, 11/1/15                                           Aaa/AAA                1,000,000      1,191,682
Stanford University Project, Series J, 6%, 11/1/09       Aaa/AAA                2,205,000      2,355,857

California Health Facilities Financing Authority:
Revenue Bonds, Children's Hospital of Los Angeles,
Series A, 7.125%, 6/1/21                                 A1/A+                  1,000,000      1,121,305
Revenue Insured Bonds:
Henry Mayo Newhall Project, Series A, OSHPD
Insured, 8%, 10/1/18                                     NR/A+                  2,720,000      3,125,144
La Palma Hospital Medical Center, OSHPD
Insured, 7.10%, 2/1/13                                   NR/A+                  1,875,000      2,034,812
Unihealth America Project, Series A, AMBAC Insured:
Prerefunded, 7.625%, 10/1/15                             Aaa/AAA                  769,998        904,173
7.625%, 10/1/15                                          Aaa/AAA                    5,002          5,804

California Housing Finance Agency
Revenue Bonds, Home Mortgage, Series C,
FHA Insured, 7.60%, 8/1/30                               Aa/A+                  1,875,000      2,015,818

California Pollution Control Financing Authority,
Pacific Gas & Electric Co.:
Revenue Bonds, Series B, 8.875%, 1/1/10                  A1/A                   2,275,000      2,702,663
Revenue Refunding Bonds, Series A, 7.50%, 5/1/16         A1/A                   1,450,000      1,583,272

California State Department of Water Resources
Revenue Bonds, Central Valley Water System
Project:
Series J-1, 6%, 12/1/20                                  Aa/AA                  3,250,000      3,395,740
Series J-2, 6%, 12/1/20                                  Aa/AA                  5,300,000      5,537,668
Series L, 5.50%, 12/1/23                                 Aa/AA                 13,000,000     13,041,676

California State Franchise Tax Board Refunding
Certificates of Participation, 6.90%, 10/1/06            A1/A                   1,000,000      1,114,208

California State General Obligation Bonds:
FSA Insured, 5.50%, 4/1/19                               Aaa/AAA                5,500,000      5,559,289
6%, 10/1/15                                              Aa/A+/AA               3,150,000      3,312,807

                               4 Oppenheimer California Tax-Exempt Fund




                                                         Ratings: Moody's/
                                                         S&P's/Fitch's        Face          Market Value
                                                         (Unaudited)          Amount        See Note 1
California (continued)
California State Public Works Board Lease
Revenue Bonds:
Department of Corrections California State Prison,
Series B, MBIA Insured, 5.50%, 12/1/12                   Aaa/AAA/A+            $4,600,000    $ 4,692,519
Regents of the University of California, Series A,
Prerefunded, 7%, 9/1/15                                  Aaa/AAA/AAA            2,500,000      2,941,815

Campbell, California Certificates of Participation,
Civic Center Project:
Prerefunded, 6.75%, 10/1/17                              Aaa/A-                 1,870,000      2,196,174
6.75%, 10/1/17                                           A/A-                   1,130,000      1,271,067

Capistrano, California University School District
Community Facilities District Special Tax Bonds,
No. 87-1, 7.60%, 9/1/14                                  NR/NR                  4,000,000      4,284,556

Cathedral City, California Improvement Bond Act
of 1915 Bonds, Limited Obligation Assessment
District No. 88-3, 7.85%, 9/2/11                         NR/NR                  1,980,000      2,042,287

Corona, California Certificates of Participation,
Series B, Prerefunded, 10%, 11/1/20                      Aaa/AAA                8,175,000     11,607,035

Cucamonga County, California Water District
Facilities Refinancing Certificates of Participation,
FGIC Insured, 6.50%, 9/1/22                              Aaa/AAA/AAA            4,000,000      4,360,348

Culver City, California Redevelopment Financing
Authority Revenue Bonds, Senior Lien Project
Loans, Series A, AMBAC Insured:
Prerefunded, 7.10%, 11/1/10                              Aaa/AAA                  925,000      1,082,393
7.10%, 11/1/10                                           Aaa/AAA                   75,000         85,559

Escondido, California Joint Powers Financing
Authority Revenue Bonds, AMBAC Insured,
6.125%, 9/1/11                                           Aaa/AAA                3,500,000      3,763,963

Fresno, California Water System Revenue Bonds,
Series A, Prerefunded, 7.30%, 6/1/20                     A/NR                   2,500,000      2,879,090

Industry, California Improvement Bond Act of 1915
Bonds, Assessment District No. 91-1, 7.65%, 9/2/21       NR/NR                  1,750,000      1,774,314

Intermodal Container Transfer Facility Joint Power
Authority California Revenue Refunding Bonds,
Southern Pacific Transportation Co., Series A,
7.70%, 11/1/14                                           Aa3/AA-                1,000,000      1,161,099

                               5 Oppenheimer California Tax-Exempt Fund



                                                         Ratings: Moody's/
                                                         S&P's/Fitch's        Face          Market Value
                                                         (Unaudited)          Amount        See Note 1
Statement of Investments (Continued)

California (continued)
La Quinta, California Redevelopment Agency
Refunding Tax Allocation Bonds, La Quinta
Redevelopment Project, MBIA Insured,
8.40%, 9/1/12                                            Aaa/AAA               $1,000,000     $1,222,944

Los Angeles, California Community
Redevelopment Agency:
Community Redevelopment Financing Authority
Revenue Bonds, Grand Century
Qualified Redevelopment, Series A, 5.90%, 12/1/26        A/A                    2,600,000      2,581,165
Refunding Tax Allocation Bonds, North Hollywood,
Series C, MBIA Insured, 7%, 7/1/15                       Aaa/AAA                2,000,000      2,213,636

Los Angeles, California Convention and Exhibition
Center Authority Certificates of Participation,
AMBAC Insured, Prerefunded, 7%, 8/15/21                  Aaa/AAA                1,000,000      1,175,634

Los Angeles, California Department of Water
and Power Electric Plant:
Revenue Bonds:
Second Issue 1991 Bonds, 6%, 6/1/12                      Aa/AA                  2,500,000      2,654,230
Second Issue 1991 Bonds, 6%, 6/1/13                      Aa/AA                  3,200,000      3,377,129
7.375%, 2/1/29                                           Aa/AA                  8,000,000      9,247,720
Revenue Refunding Bonds, 5.375%, 9/1/23                  Aa/AA                  5,500,000      5,427,234

Los Angeles County, California Certificates
of Participation:
Correctional Facilities Project, MBIA Insured,
6.50%, 9/1/13                                            Aaa/AAA                4,600,000      5,050,156
6.50%, 3/1/10                                            A1/A                   1,500,000      1,635,949

Los Angeles County, California Transport
Commission Sales Tax Revenue Bonds, Series A,
Prerefunded, 6.75%, 7/1/11                               Aaa/A+/A+              4,260,000      4,985,427

Metropolitan Water District, Southern California
Waterworks Revenue Bonds:
5%, 7/1/20                                               Aa/AA                  7,750,000      7,357,617
8.027%, 10/30/20(1)                                      Aa/AA                  4,700,000      4,777,568
6%, 7/1/21                                               Aa/AA                  9,250,000      9,640,655

Oakland, California Redevelopment Agency Tax
Allocation Refunding Bonds, MBIA Insured,
9.142%, 9/1/19(1)                                        Aaa/AAA                4,300,000      4,697,104

Oakland, California Revenue Refunding Special
Edition Bonds, Series A, FGIC Insured, 7.60%, 8/1/21     Aaa/AAA/AAA            2,000,000      2,309,252

                               6 Oppenheimer California Tax-Exempt Fund



                                                         Ratings: Moody's/
                                                         S&P's/Fitch's        Face          Market Value
                                                         (Unaudited)          Amount        See Note 1
California (continued)
Orange County, California Community Facilities
District Special Tax Bonds:
No. 87-3 Mission Viejo, Series A, 8.05%, 8/15/08         A/NR                  $3,000,000     $3,468,141
No. 88-1 Aliso Viejo, Series A, 7.10%, 8/15/05           NR/NR                  1,440,000      1,533,838
No. 88-1 Aliso Viejo, Series A, 7.35%, 8/15/18           NR/NR                  8,000,000      8,515,000

Paramount, California Redevelopment
Agency Tax Allocation Revenue Refunding Bonds,
Redevelopment Project No. 1, Series A,
9.65%, 6/1/16                                            NR/AAA/BBB             6,000,000      6,653,723

Pittsburg, California Improvement Bond Act of 1915
Bonds, Assessment District 1990-01, 7.75%, 9/2/20        NR/NR                  1,255,000      1,294,386

Rancho, California Water District Financing
Authority Revenue Refunding Bonds, AMBAC
Insured, 5%, 8/15/14                                     Aaa/AAA                3,750,000      3,627,188

Redding, California Electric System Revenue
Certificates of Participation, Registered Residual
Interest Certificates:
FGIC Insured, 8.348%, 6/1/19(1)                          Aaa/AAA/AAA            4,000,000      4,128,688
MBIA Insured, 9.968%, 7/8/22(1)                          Aaa/AAA                2,500,000      3,203,015

Riverside, California Kaiser Permanente Revenue
Bonds, Series A, 9%, 12/1/15                             Aa2/AA                 2,700,000      3,008,872

Riverside County, California Community Facilities
District Bonds, Special Tax No. 88-12, 7.55%, 9/1/17     NR/NR                  3,000,000      3,246,003

Sacramento, California Municipal Utility District
Electric Revenue Refunding Bonds:
Series D, MBIA Insured, 5.25%, 11/15/20                  Aaa/AAA/A-             2,500,000      2,460,912
FGIC Insured, 9.875%, 8/15/18(1)                         Aaa/AAA/AAA            5,500,000      6,323,680

Saddleback Community College District,
California Refunding Certificates of Participation,
BIG Insured, 7%, 8/1/19                                  Aaa/AAA                1,000,000      1,107,897

San Diego County, California Certificates
of Participation, Registered Residual Interest
Tax-Exempt Securities, MBIA Insured,
9.948%, 11/18/19(1)                                      Aaa/AAA                2,000,000      2,303,468

San Diego County, California Water Authority
Water Revenue Certificates of Participation,
Series B, MBIA Insured, 9.78%, 4/8/21(1)                 Aaa/AAA                3,000,000      3,492,366

San Francisco, California City and County Airport
Commission International Airport Revenue
Refunding Bonds, Second Series, Issue I, AMBAC
Insured, 6.30%, 5/1/11                                   Aaa/AAA                4,385,000      4,789,612

                               7 Oppenheimer California Tax-Exempt Fund



                                                         Ratings: Moody's/
                                                         S&P's/Fitch's        Face          Market Value
                                                         (Unaudited)          Amount        See Note 1
Statement of Investments (Continued)

California (continued)
San Joaquin Hills, California Transportation
Corridor Agency Toll Road Revenue Bonds, Sr. Lien:
6.75%, 1/1/32                                            NR/NR/BBB             $7,000,000   $  7,224,867
5%, 1/1/33                                               NR/NR/BBB              8,000,000      6,545,079

San Jose, California Redevelopment Agency Tax
Allocation Bonds, Merged Area Redevelopment
Project, MBIA Insured, 5%, 8/1/20                        Aaa/AAA/A              2,000,000      1,912,138

Southern California Home Financing Authority
Single Family Mortgage Revenue Bonds,
GNMA and FNMA Mortgage-Backed Securities,
Series A, 7.35%, 9/1/24                                  NR/AAA                 1,930,000      2,041,741

Southern California Public Power Authority:
Revenue Bonds, San Juan Unit 3, Series A,
MBIA Insured, 5%, 1/1/20                                 Aaa/AAA                3,000,000      2,873,769
Revenue Refunding Bonds, 8.897%, 7/1/12(1)               Aa/AA-                 5,500,000      6,170,746

University of California Revenue Refunding Bonds:
Housing Systems Project, Group A, Series W,
AMBAC Insured, Prerefunded, 7.80%, 11/1/18               Aaa/AAA                1,000,000      1,134,643
Multiple Purpose Project, Series A, 6.875%, 9/1/16       A/A-                   2,200,000      2,473,484

Victorville, California Special Tax Bonds,
Community Facilities District No. 90-1
(Western Addition), Series A, 8.30%, 9/1/16              NR/NR                  2,250,000      2,446,971
                                                                                             260,145,950

U.S. Possessions--5.7%
Puerto Rico Commonwealth Public Improvement
General Obligation Bonds, YCNS, MBIA Insured,
8.784%, 7/1/08(1)                                        Aaa/AAA                3,500,000      3,886,638

Puerto Rico Commonwealth Highway and
Transportation Authority Highway Revenue
Bonds, Series T, Prerefunded, 6.625%, 7/1/18             Baa1/AAA               5,000,000      5,593,555

Puerto Rico Electric Power Authority Revenue
Bonds, Series P, 7%, 7/1/21                              Baa1/A-                4,000,000      4,585,743

Puerto Rico Housing Finance Corp. Single Family
Mortgage Revenue Bonds, Portfolio 1, Series B,
7.65%, 10/15/22                                          Aaa/AAA                1,430,000      1,511,518
                                                                                              15,577,454
Total Municipal Bonds and Notes (Cost $254,179,447)                                          275,723,404

                               8 Oppenheimer California Tax-Exempt Fund

                                                         Ratings: Moody's/
                                                         S&P's/Fitch's        Face          Market Value
                                                         (Unaudited)          Amount        See Note 1
Short-Term Tax-Exempt Obligations--0.2%

California Health Facility Finance Authority Revenue
Bonds, Huntington Memorial Hospital, 2.75%(2)                                    $200,000   $    200,000

Los Angeles, California Multifamily Housing Revenue
Bonds, Series K, 2.65%(2)                                                         400,000        400,000

Total Short-Term Tax-Exempt Obligations (Cost
  $600,000)                                                                                      600,000

Total Investments, at Value (Cost $254,779,447)                                     100.0%   276,323,404

Other Assets Net of Liabilities                                                        --         87,744

Net Assets                                                                          100.0%  $276,411,148

1. Represents the current interest rate for a variable rate security.

2. Floating or variable rate obligation maturing in more than one year. The interest rate, which is based on specific, or an index of, market interest rates, is subject to change periodically and is the effective rate on December 31, 1993. A demand feature allows the recovery of principal at any time, or at specified intervals not exceeding one year, on up to 30 days' notice.


See accompanying Notes to Financial Statements.

                               9 Oppenheimer California Tax-Exempt Fund

Statement of Assets and Liabilities
December 31, 1993

Assets
Investments, at value (cost $254,779,447)--see accompanying statement                     $276,323,404
Cash                                                                                            93,587
Receivables:
Interest                                                                                     4,612,545
Shares of beneficial interest sold                                                             698,928
Other                                                                                           25,380
Total assets                                                                               281,753,844

Liabilities
Payables and other liabilities:
Investments purchased                                                                        3,629,167
Dividends                                                                                      910,326
Shares of beneficial interest redeemed                                                         392,136
Distribution assistance--Note 4                                                                172,162
Other                                                                                          238,905
Total liabilities                                                                            5,342,696
Net Assets                                                                                $276,411,148

Composition of
Net Assets
Paid-in capital                                                                           $255,096,679
Undistributed net investment income                                                            275,259
Distributions in excess of net realized gain from investment transactions                     (504,747)
Net unrealized appreciation on investments--Note 3                                          21,543,957
Net assets                                                                                $276,411,148

Net Asset Value
Per Share
Class A Shares:
Net asset value and redemption price per share (based on net assets of $266,489,739 and
24,289,750 shares of beneficial interest outstanding)                                     $      10.97
Maximum offering price per share (net asset value plus sales
charge of 4.75% of offering price)                                                        $      11.52

Class B Shares:
Net asset value, redemption price and offering price per
share (based on net assets of $9,921,409 and 903,852 shares
of beneficial interest outstanding)                                                       $      10.98
See accompanying Notes to Financial Statements.


                               10 Oppenheimer California Tax-Exempt Fund

Statement of Operations
For the Year Ended December 31, 1993

Investment Income
Interest                                                $16,690,167

Expenses
Management fees--Note 4                                   1,467,574
Distribution assistance:
Class A--Note 4                                             601,564
Class B--Note 4                                              34,469
Transfer and shareholder servicing agent fees--Note 4       116,863
Shareholder reports                                          60,390
Legal and auditing fees                                      44,258
Trustees' fees and expenses                                  41,459
Custodian fees and expenses                                  36,097
Registration and filing fees:
Class A                                                      15,858
Class B                                                       3,439
Other                                                        28,924
Total expenses                                            2,450,895

Net Investment Income                                    14,239,272

Realized and Unrealized
Gain on Investments
Net realized gain on investments                          1,489,475
Net change in unrealized appreciation on investments:
Beginning of year                                         7,238,635
End of year--Note 3                                      21,543,957
Net change                                               14,305,322
Net realized and unrealized gain on investments          15,794,797

Net Increase in Net Assets Resulting From Operations    $30,034,069
See accompanying Notes to Financial Statements.


                               11 Oppenheimer California Tax-Exempt Fund

Statements of Changes in Net Assets

                                                           Year Ended December 31,
                                                             1993            1992
Operations
Net investment income                                   $ 14,239,272    $ 10,571,616
Net realized gain on investments                           1,489,475       1,299,096
Net change in unrealized appreciation or depreciation
on investments                                            14,305,322       2,153,935
Net increase in net assets resulting from operations      30,034,069      14,024,647

Dividends and
Distributions to
Shareholders
Dividends from net investment income:
Class A ($.648 and $.602 per share, respectively)        (14,653,931)    (10,191,305)
Class B ($.361 per share)                                   (163,836)             --
Distributions from net realized gain on investments:
Class A ($.072 and $.0828 per share, respectively)        (1,740,286)     (1,490,935)
Class B ($.072 per share)                                    (60,371)             --
Beneficial Interest
Transactions
Net increase in net assets resulting from Class A
beneficial interest transactions--Note 2                  48,808,693      56,843,610
Net increase in net assets resulting from Class B
beneficial interest transactions--Note 2                   9,837,578              --

Net Assets
Total increase                                            72,061,916      59,186,017
Beginning of year                                        204,349,232     145,163,215
End of year (including undistributed net investment
income of $275,259 and $853,754, respectively)          $276,411,148    $204,349,232
See accompanying Notes to Financial Statements.


                               12 Oppenheimer California Tax-Exempt Fund

Financial Highlights


                                               Class A                                                              Class B
                                               Year Ended                                                           Period Ended
                                               December 31,                                                         December 31,
                                               1993            1992       1991       1990       1989      1988(2)   1993(1)
Per Share Operating Data:
Net asset value, beginning of period           $  10.35        $  10.22   $   9.86   $  9.94    $  9.58   $ 9.53    $10.72

Income from investment operations:
Net investment income                               .62             .61        .66       .67        .71      .09       .35
Net realized and unrealized gain
(loss) on investments                               .72             .20        .38      (.07)       .37      .05       .34

Total income from investment
operations                                         1.34             .81       1.04       .60       1.08      .14       .69

Dividends and distributions to shareholders:
Dividends from net investment income               (.65)           (.60)      (.62)     (.68)      (.70)    (.09)     (.36)
Distributions from net realized
gain on investments                                (.07)           (.08)      (.06)       --       (.02)      --      (.07)

Total dividends and distributions
to shareholders                                    (.72)           (.68)      (.68)     (.68)      (.72)    (.09)     (.43)

Net asset value, end of period                 $  10.97        $  10.35   $  10.22   $  9.86    $  9.94   $ 9.58    $10.98

Total Return, at Net Asset Value(3)               13.26%           8.28%     10.93%     6.38%     11.62%    1.43%     6.66%

Ratios/Supplemental Data:
Net assets, end of period
(in thousands)                                 $266,490        $204,349   $145,163   $92,514    $52,342   $5,825    $9,921

Average net assets (in thousands)              $245,193        $174,055   $115,661   $72,879    $29,308   $2,377    $5,218

Number of shares outstanding at
end of period (in thousands)                     24,290          19,738     14,200     9,386      5,268      608       904

Ratios to average net assets:
Net investment income                              5.74%           6.07%      6.52%     6.80%      7.11%    5.95%(4)  4.57%(4)
Expenses, before voluntary
assumption by the Manager                           .97%           1.07%      1.05%     1.05%      1.09%    2.25%(4)  1.79%(4)
Expenses, net of voluntary
assumption by the Manager                           N/A             N/A        .73%      .53%       .16%    --   (4)   N/A

Portfolio turnover rate(5)                         13.7%           26.8%      26.6%     14.5%      20.7%     0.0%     13.7%

1. For the period from May 1, 1993 (inception of offering) to December 31, 1993.

2. For the period from November 3, 1988 (commencement of operations) to December 31, 1988.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities)
   for the year ended December 31, 1993 were $92,539,523 and $33,483,495, respectively.


See accompanying Notes to Financial Statements.


                               13 Oppenheimer California Tax-Exempt Fund

Notes to Financial Statements
1. Significant Accounting Policies

Oppenheimer California Tax-Exempt Fund (the Fund) is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company. The Fund's investment advisor is Oppenheimer Management Corporation (the Manager). The Fund offers both Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. Both classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Investment Valuation. Portfolio securities are valued at 4:00 p.m. (New York time) on each trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith.

Allocation of Income, Expenses and Gains and Losses. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Income Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required.

Trustees' Fees and Expenses. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the year ended December 31, 1993, a provision of $4,736 was made for the Fund's projected benefit obligations, resulting in an accumulated liability of $64,346. No payments have been made under the plan.

Distributions to Shareholders. The Fund intends to declare dividends separately for Class A and Class B shares from net investment income each regular business day and pay such dividends monthly. Distributions from net realized gains on investments, if any, will be declared at least once each year.

Other. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

                               14 Oppenheimer California Tax-Exempt Fund

2. Shares of Beneficial Interest
The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:


                                         Year Ended December 31, 1993(1)    Year Ended December 31, 1992
                                         Shares           Amount            Shares       Amount
Class A:
Sold                                         7,029,778      $ 75,603,080        7,250,089   $ 74,369,801
Dividends and distributions reinvested         913,845         9,891,046          709,437      7,284,671
Redeemed                                    (3,391,817)      (36,685,433)      (2,421,535)   (24,810,862)
Net increase                                 4,551,806      $ 48,808,693        5,537,991   $ 56,843,610
Class B:
Sold                                           916,412      $  9,977,857               --   $         --
Dividends and distributions reinvested          12,695           139,138               --             --
Redeemed                                       (25,255)         (279,417)              --             --
Net increase                                   903,852      $  9,837,578               --   $         --

1. For the year ended December 31, 1993 for Class A shares and for the period from May 1, 1993 (inception of offering) to December 31, 1993 for Class B Shares.

3. Unrealized Gains and Losses on Investments

At December 31, 1993, net unrealized appreciation on investments of $21,543,957 was composed of gross appreciation of $21,665,215, and gross depreciation of $121,258.

4. Management Fees And Other Transactions With Affiliates

Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for an annual fee of .60%
on the first $200 million of net assets, .55% on the next $100 million, .50% on the next $200 million, .45% on the next $250 million, .40% on the next $250 million and .35% on net assets in excess of $1 billion. The Manager has agreed to assume Fund expenses (with specified exceptions) in excess of the regulatory limitation of the State of California.

For the year ended December 31, 1993, commissions (sales charges paid by investors) on sales of Class A shares totaled $1,831,469, of which $368,898 was retained by Oppenheimer Funds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. During the year ended December 31, 1993, OFDI received contingent deferred sales charges of $5,046 upon redemption of Class B shares.

Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.

Under separate approved plans of distribution, each class may expend up to .25% of its net assets annually to reimburse OFDI for costs incurred in distributing shares of the Fund, including amounts paid to brokers, dealers, banks and other institutions. In addition, Class B shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B plan of distribution, the Fund would be contractually obligated to pay OFDI for any expenses not previously reimbursed or recovered through contingent deferred sales charges. During the year ended December 31, 1993, OFDI paid $16,929 to an affiliated broker/dealer as reimbursement for Class A distribution-related expenses and retained $34,469 as reimbursement for Class B distribution-related expenses and sales commissions.

                               15 Oppenheimer California Tax-Exempt Fund

Independent Auditors' Report
The Board of Trustees and Shareholders of
Oppenheimer California Tax-Exempt Fund:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer California Tax-Exempt Fund as of December 31,
1993, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended and the period from November 3, 1988 (commencement of operations) to December 31, 1988. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1993, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer California Tax-Exempt Fund as of December 31, 1993, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended and the period from November 3, 1988 (commencement of operations) to December 31, 1988, in conformity with generally accepted accounting principles.

KPMG Peat Marwick

Denver, Colorado
January 21, 1994

                               16 Oppenheimer California Tax-Exempt Fund

Federal Income Tax Information (Unaudited)

In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

A distribution of $.072 per share was paid on December 10, 1993, of which $.064 was designated as a ``capital gain distribution'' for federal income tax purposes. Whether received in stock or cash, the capital gain distribution should be treated by shareholders as a gain from the sale of capital assets held for more than one year (long-term capital gains). Both short-term and long-term capital gain distributions are subject to federal, state and local taxes.

None of the dividends paid by the Fund during the fiscal year ended December 31, 1993 are eligible for the corporate dividend-received deduction. The dividends were derived from interest on municipal bonds and are not subject to federal income tax. To the extent a shareholder is subject to any state or local tax laws, some or all of the dividends received may be taxable.

The foregoing information is presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.

                               17 Oppenheimer California Tax-Exempt Fund

Oppenheimer California Tax-Exempt Fund

Officers and Trustees        Leon Levy, Chairman of the Board of Trustees
                             Leo Cherne, Trustee
                             Edmund T. Delaney, Trustee
                             Robert G. Galli, Trustee
                             Benjamin Lipstein, Trustee
                             Elizabeth B. Moynihan, Trustee
                             Kenneth A. Randall, Trustee
                             Edward V. Regan, Trustee
                             Russell S. Reynolds, Jr., Trustee
                             Sidney M. Robbins, Trustee
                             Donald W. Spiro, Trustee and President
                             Pauline Trigere, Trustee
                             Clayton K. Yeutter, Trustee
                             Robert E. Patterson, Vice President
                             George C. Bowen, Treasurer
                             Lynn M. Coluccy, Assistant Treasurer
                             Andrew J. Donohue, Secretary
                             Robert G. Zack, Assistant Secretary

Investment Advisor           Oppenheimer Management Corporation

Distributor                  Oppenheimer Funds Distributor, Inc.

Transfer and Shareholder     Oppenheimer Shareholder Services
Servicing Agent

Custodian of                 Citibank, N.A.
Portfolio Securities

Independent Auditors         KPMG Peat Marwick

Legal Counsel                Gordon Altman Butowsky Weitzen Shalov & Wein

This is a copy of a report to shareholders of Oppenheimer California Tax-Exempt Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer California Tax-Exempt Fund. For material information concerning the Fund, see the Prospectus.


18    Oppenheimer California Tax-Exempt Fund

The Family of OppenheimerFunds

OppenheimerFunds offers over 30 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education, or tax-free income, we have the funds to help you seek your objective.

When you invest with OppenheimerFunds, you can feel comfortable knowing that you are investing with a respected financial institution with over 30 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock, and flexible fixed income investments--with over 1.7 million shareholder accounts and more than $25 billion under Oppenheimer's management and that of our affiliates.

As an OppenheimerFunds shareholder, you can easily exchange shares of eligible funds of the same class by mail or by telephone for a small administrative fee.(1) For more information on OppenheimerFunds, please contact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

Specialty Stock Funds          Global Bio-Tech Fund                      Gold & Special Minerals Fund
                               Global Environment Fund

Stock Funds                    Discovery Fund                            Global Fund
                               Time Fund                                 Oppenheimer Fund
                               Target Fund                               Value Stock Fund
                               Special Fund

Stock and Bond Funds           Main Street Income & Growth Fund          Equity Income Fund
                               Total Return Fund                         Asset Allocation Fund
                               Global Growth & Income Fund

Bond Funds                     High Yield Fund                           Strategic Short-Term Income Fund
                               Champion High Yield Fund                  Investment Grade Bond Fund
                               Strategic Income & Growth Fund            Mortgage Income Fund(3)
                               Strategic Income Fund                     U.S. Government Trust
                               Strategic Diversified Income Fund         Government Securities Fund
                               Strategic Investment Grade Bond Fund

Tax-Exempt Funds               New York Tax-Exempt Fund(2)               Tax-Free Bond Fund
                               Main Street California Tax-Exempt Fund(2) Insured Tax-Exempt Bond Fund
                               Pennsylvania Tax-Exempt Fund(2)           Intermediate Tax-Exempt Bond Fund
                               Florida Tax-Exempt Fund(2)

Money Market Funds             Money Market Fund                         Tax-Exempt Cash Reserves
                               Cash Reserves

1. The fee is waived for PhoneLink exchanges between existing accounts. Exchange privileges are subject to change or termination.
2. Available only to residents of those states.
3. Formerly GNMA Fund.

OppenheimerFunds are distributed by Oppenheimer Funds Distributor, Inc.,
Two World Trade Center, New York, NY 10048-0203. (C) Copyright 1994 Oppenheimer Management Corporation. All rights reserved.

19  Oppenheimer California Tax-Exempt Fund

"How may I help you?"

General Information
1-800-525-7048
Talk to a Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m., and Saturday from 10:00 a.m.
to 2:00 p.m. ET.

Telephone Transactions
1-800-852-8457
Make account transactions with a Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m. ET.

PhoneLink
1-800-533-3310
Get automated information or make automated transactions.
24 hours a day, 7 days a week.

Telecommunication
Device for the Deaf
1-800-843-4461
Service for the hearing impaired.
Monday through Friday from
8:30 a.m. to 8:00 p.m. ET.

OppenheimerFunds Information Hotline
1-800-835-3104
Hear timely and insightful
messages on the economy and
issues that affect your finances.
24 hours a day, 7 days a week.

"Just as OppenheimerFunds offers over 30 different funds designed to help meet virtually every investment need, Oppenheimer Shareholder Services offers a variety of services to satisfy your individual needs. Whenever you require help, we're only a toll-free phone call away.

"For personalized assistance and account information, call our General Information number to speak with our knowledgeable Customer Service Representatives.

"We also make it easy for you to redeem shares, exchange shares, or conduct AccountLink transactions, simply by calling our Telephone Transactions number.

"And for added convenience, OppenheimerFunds' PhoneLink, an automated voice response system, is available 24 hours a day, 7 days a week. PhoneLink gives you access to variety of fund, account, and market information. You can even make purchases, exchanges and redemptions using your touch-tone phone. Of course, PhoneLink will always give you the option to speak with a Customer Service Representative during regular business hours.

"When you invest in OppenheimerFunds, you know you'll receive a high level of customer service. The International Customer Service Association knows it, too, as it recently awarded Oppenheimer Shareholder Services a 1993 Award of Excellence for consistently demonstrating superior customer service.

"Whatever your needs, we're ready to assist you."


(BARBARA HENNIGAR PHOTO)

Barbara Hennigar
President
Oppenheimer Shareholder Services

1993
AWARD OF
EXCELLENCE
INTERNATIONAL
CUSTOMER
SERVICE
ASSOCIATION


RS790.0294.R

Bulk Rate
U.S. Postage
PAID
Permit No. 469
Denver, CO



(OPPENHEIMER FUNDS(R) LOGO)
Oppenheimer Funds Distributor, Inc.
P.O. Box 5270
Denver, CO 80217-5270